                                                                    EXHIBIT 99.1


                CAPA CIRCA/AMAYAPAMPA BOLIVIA PROJECTS - UPDATE


DENVER, COLORADO, DECEMBER 20, 1996 - Early this morning the Company was informed by the Bolivian government that officials sent the police into the mines at Capa Circa and Amayapampa to restore law and order after the illegal occupation of the mines was instigated by a small group of dissident miners. Communication with government security indicates that 13 people were injured and 3 people killed as a result of this action. The Company deeply regrets the loss of life.

The government took this action after the breakdown of extensive negotiations between the lawless faction of miners, the Company, and the Bolivian government. The purpose of the negotiations was to establish a peaceful method to appropriately turn over control of the Capa Circa mine to Vista Gold Corp., the rightful owner. A small band of miners had illegally occupied the Capa Circa mine. Tuesday, while negotiations were taking place, these miners instigated an occupation at the neighboring Amayapampa mine compound.

Despite efforts by some miners to portray this illegal seizure as a broader issue involving indigenous people's rights, the leaders of the two local Indian groups (the Chayantaka and the Jucumanis) have come out firmly in support of the Company's position and were not involved in the occupation of the Amayapampa mine.

The Bolivian government has demonstrated a desire for quality foreign companies to engage in business in its country. The country's officials have expressed their desire for lawful operation of these mines and the necessity to restore rightful ownership of the properties to Vista. The Company is in communication with representatives of the government.